Exhibit 11.1

G. WILLI-FOOD INTERNATIONAL LTD

Statement of Policy Concerning Trading Policies

I.	SUMMARY OF THE COMPANY POLICY CONCERNING TRADING POLICIES

It is G. Willi-Food International Ltd.’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each director, executive officer or other employee and independent contractor of the Company is expected to abide by this policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, executive officers and certain other employees are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.	General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units or other equity or debt securities).

All employees and directors should pay particularly close attention to the laws against trading on “inside” (i.e., non-public) information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material inside (i.e, non-public) financial information, that employee or director is prohibited from buying or selling shares in the company until the information has been adequately disclosed to the public. This is because the employee or director knows information that could cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price could change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of U.S. federal securities and Israeli securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether inside information is material, it should be treated as if it was material. Some examples of information that could be considered material include:

─	Significant changes in key performance indicators of the Company,

─	Actual, anticipated or targeted earnings and dividends and other financial information,

─	New financial, sales and other significant internal business forecasts, or a change in previously released estimates,

─	Mergers, business acquisitions or dispositions, or the expansion or curtailment of operations (e.g., entering a new line of business or exiting an existing one),

─
Significant cybersecurity or other data protection events affecting the Company’s operations, including any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information, in particular personal information,

─	Significant new customer contracts or amendments to or terminations of significant existing customer contracts,

─	The grant or denial of a significant pending patent application or submission of a new, significant patent application,

─	The development and commercialization of a significant new product,

─	New equity or debt offerings or significant borrowing,

─	Changes in debt ratings, or analyst upgrades or downgrades of the issuer or one of its securities,

─	Significant changes in accounting treatment, write-offs or effective tax rate,

─	Significant litigation or governmental investigation or the resolution thereof,

─	Liquidity problems or impending bankruptcy,

─	Changes in auditors or receipt of an auditor notification that the Company may not longer rely on an audit report,

─	Changes in control of the Company or changes in the composition of the Board or top management,

─	Stock splits or other significant corporate actions, and

─	Other significant events affecting the Company’s operations.

It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., the filing of a 6-K or 8-K). If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any director, executive officer or any other employee or independent contractor in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities (this is called “tipping”). In that case, they may both be held liable.

The U.S. Securities and Exchange Commission (the “SEC”), prosecutors, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable U.S. state laws. Securities laws may also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, executive officers and supervisors. These persons may be subject to fines up to the greater of $1,000,000- or three-times profit (or loss avoided) of the insider trader.

Inside information does not belong to the individual directors, executive officers or other employees or independent contractors who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that a director, executive officer or any other employee or independent contractor traded with the knowledge of material inside information could harm the reputation of both the Company and that director, executive officer, employee or independent contractor.

B.	Who Does the Policy Apply To?[1]

The prohibition against trading on inside information applies to the Company (for example, repurchases of the Company’s securities) and all directors, executive officers and all other employees and independent contractors of the Company and its subsidiaries, and to other people who gain access to that information. The prohibition also applies to any “Immediate Family Members” of such directors, executive officers or other employees and independent contractors, which means (i) a child, stepchild, parent, stepparent, grandparent, grandchild, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, grandparent or grandchild of your spouse or any person sharing the household (other than a tenant or employee), and (ii) anyone to whom such directors, executive officers or other employees and independent contractors provide significant financial support.

Further, the prohibition applies to: 1) any account over which employees, directors and the persons listed in i) and ii) above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the account) and 2) those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.

Because of their access to confidential or otherwise material non-public information on a regular basis, Company policy subjects its directors, executive officers and certain other employees (the “Pre-Clearance Group”) to additional restrictions on trading in Company securities. The restrictions for the Pre-Clearance Group are discussed in Section F below. In addition, directors, executive officers and certain other employees and independent contractors with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

The same restrictions that apply to any person under this policy apply to the Immediate Family Members of such person. All persons subject to this policy are responsible for assuring that their Immediate Family Members comply with the foregoing restrictions on trading.

C.	Other Companies’ Stock.

The Company may engage in business transactions with companies whose securities are publicly traded. These transactions may include, among other things, joint ventures, development agreements, mergers, acquisitions, divestitures or renewal or termination of significant contracts or other arrangements. Employees and directors who learn material information about such companies, which may include suppliers, customers, joint venture partners or competitors, through their work at the Company, should keep it confidential and must not buy or sell stock or other securities in such companies, and must not communicate the information to any other person, until the information becomes public. Directors, executive officers or other employees and independent contractors should not give tips about such securities to others.

1 Note that the policy extends to family of directors and employees.

For example, it would be a violation of this policy and may be a violation of the securities laws if an employee or director learned from an employee of a customer (a public company) that the customer had secured a significant purchaser for one of its highly anticipated development stage products, which had not yet been publicly announced, and then placed an order to buy or sell stock in the customer because of the increase in the value of its securities. Such a trade would be a violation of this policy and may be a violation of the insider trading laws, even if the customer's stock does not increase or declines in value. The U.S. securities laws prohibit the act of trading on material non-public information, irrespective of whether such trades are profitable.

D.	Hedging and Derivatives.

Directors, executive officers and all other employees and independent contractors are prohibited from engaging in any derivative transactions (including transactions involving puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, directors, executive officers and all other employees and independent contractors are also prohibited from shorting the Company’s shares.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly or substantially. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for a director, executive officer or other employee or independent contractor to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading by one or more directors, executive officers or other employees or independent contractors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its directors, executive officers and all other employees and independent contractors from trading in options or other securities involving the Company’s shares. This prohibition does not pertain to employee share options granted by the Company. Employee share options cannot be traded.

E.	General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.          Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No director, executive officer or any other employee or independent contractor should discuss material inside information in public places or in common areas on Company property.

2.          Trading in Company Securities. Employees and independent contractors, other than any person in the Pre-Clearance Group, may trade in Company securities during the period starting from the start of the 1 business day following an earnings release with respect to the preceding fiscal period until 30 calendar days prior to the estimated earnings release with respect to the preceding fiscal period (the “Window”), subject to the restrictions below. No director, executive officer or any other employee or independent contractor may place a purchase or sale order or recommend that another person place a purchase or sale order in the Company’s securities, when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of shares, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through a retirement account. The exercise of employee share options is not subject to this policy. However, shares that were acquired upon exercise of a share option will be treated like any other ordinary shares and may not be sold by an employee who is in possession of material inside information. Any director, executive officer or any other employee or independent contractor who possesses material inside information should wait until the start of the second business day after the information has been publicly released before trading. There is no exception to this policy, even for hardship to the director, executive officer or other employee or independent contractor based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).

3.          Avoid Speculation. Investing in the Company’s shares or other securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the director, executive officer or other employee or independent contractor in conflict with the best interests of the Company and its shareholders. Although this policy does not mean that directors, executive officers or other employees or independent contractors may never sell shares, the Company encourages directors, executive officers or other employees and independent contractors to avoid frequent trading in Company shares. Speculating in the Company’s shares is not part of the Company culture.

4.          Trading in Other Securities. No director, executive officer or any other employee or independent contractor should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another corporation, if the director, executive officer or other employee learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities.

5.          Trading Outside of the Window: No trading is permitted outside the Window by any director, executive officer or other employee or independent contractor except for reasons of exceptional personal hardship and subject to prior approval by the Chief Executive Officer; provided that, if the Chief Executive Officer wishes to trade outside the Window, it shall be subject to prior approval by the Chief Financial Officer, on advice of counsel.

6.          Restrictions on the Pre-Clearance Group. The Pre-Clearance Group consists of (i) directors and executive officers of the Company and their assistants and Immediate Family Members, and (ii) such other persons as may be designated from time to time and informed of such status by the Company’s Chief Executive Officer or his/her designees (or by the Chairman of the Board in the case of trades by the Chief Executive Officer). The Pre-Clearance Group is subject to the following restrictions on trading in Company securities in addition to those set forth above:

trading is permitted during the Window, subject to the restrictions below;

◾ all trades are subject to prior review by the Company’s Chief Executive Officer;
◾ clearance for all trades must be obtained from the Company’s Chief Executive Officer; and
◾ individuals in the Pre-Clearance Group are also subject to the general restrictions on all employees.
To request clearance to trade the Company’s securities during a Window period, the Pre-Clearance Group member shall email the Chief Executive Officer (or his/her designee) stating that such person wishes to trade in the Company’s securities and certifying that such person is not in possession of material non-public information concerning the Company. If the person requesting clearance for a trade is a director or executive officer, such person shall also describe the proposed terms of the transaction(s) in the email to the Chief Executive Officer. If granted, the clearance shall be valid for the remainder of the calendar week in which it was granted, unless (i) otherwise stated, (ii) earlier revoked or terminated at the discretion of the Chief Executive Officer, or (iii) if the applicable Window period ends prior to end of the applicable calendar week

Note that at times the Company’s Chief Executive Officer may determine that no trades may occur even during the Window when clearance is requested. This may occur as a result of a pending business transaction, a cyber-breach, or any material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute material inside information that should not be communicated to anyone else inside or outside the Company.

The foregoing Pre-Clearance Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, Pre-Clearance Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the Company’s Chief Executive Officer, which will only be given during a Window period and only if the Pre-Clearance Group member does not have knowledge of material nonpublic information.

F.	Applicability of U.S. Securities Laws to International Transactions.

All directors, officers and employees of the Company and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the U.S., as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

III.	OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

A.	Public Resales – Rule 144.

The U.S. Securities Act of 1933, as amended (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, executive officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company employees and directors should not make a sale of Company securities in reliance on Rule 144 without obtaining the approval of the Company’s Chief Executive Officer or, who may require the employee or director to obtain an outside legal opinion satisfactory to the Chief Executive Officer concluding that the proposed sale qualifies for the Rule 144 exemption.

1.          Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

2.           Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfies this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

3.          Volume Limitations. The amount of debt securities that can be sold by an affiliate and by certain persons associated with the affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

4.            Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

5.          Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements”.

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift, subject to compliance with applicable law. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

B.	Private Resales.

Directors and officers also may sell securities in a private transaction without registration pursuant to Section 4(a)(7) of the Securities Act, which allows resales of shares of reporting companies to accredited investors, provided that the sale is not solicited by any form of general solicitation or advertising. There are a number of additional requirements, including that the seller and persons participating in the sale on a remunerated basis are not “bad actors” under Rule 506(d)(1) of Regulation D or otherwise subject to certain statutory disqualifications; the Company is engaged in a business and not in bankruptcy; and the securities offered have been outstanding for at least 90 days and are not part of an unsold underwriter’s allotment. Private resales raise certain documentation and other issues and must be reviewed in advance by the Company’s Chief Executive Officer and normally require the participation of outside counsel.

C.	Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company shares, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s Chief Executive Officer, if you desire to make purchases of Company shares during any period in which the Company is conducting an offering. Similar considerations may apply during period when the Company is conducting or has announced a tender offer.

D.	Filing Requirements.

1.        Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act or loses the eligibility to file on Schedule 13G. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within five business days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed within two business days after the change occurs. A decrease in beneficial ownership to less than five percent is per se material and must be reported. Schedule 13G reporting, which is more limited and subject to fewer updating requirements that 13D, is generally available for equity securities acquired before the Company’s Business Combination.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D may seek to disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

2.          Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.